Exhibit  11.3

Algae Dynamics Corp.

FREEDOM FROM HARASSMENT POLICY

The Algae Dynamics Corp. is committed to promoting a workplace that is free from harassment. Harassment undermines the capacity of individuals to participate equally and fully in the academic community.
Harassment is any vexatious behaviour in the form of repeated and hostile or unwanted conduct, verbal comments, actions or gestures that affects a person's dignity or psychological or physical integrity and that results in a harmful work environment. A single serious incident of such behaviour could also be deemed to be harassment if it has a harmful effect.

All employees of Algae Dynamics Corp. have a duty not to harass or behave in a manner that produces, contributes to or perpetuates a learning or work culture that tolerates harassment.
The employer bears primary responsibility for fostering a workplace that is free from harassment.

All employees have a duty to represent members alleging harassment and members against whom such allegations are made. The management of the Company urges all employees to avoid the nature and effects of harassment, and to use the language that provides protection against harassment.